Exhibit 99.1

I-Mab Drives Commercialization Strategy with Appointment

of Ivan Yifei Zhu as Chief Commercial Officer

SHANGHAI and GAITHERSBERG, MD. — July 28, 2020 (PR Newswire) — I-Mab (the “Company”) (Nasdaq: IMAB), a clinical stage biopharmaceutical company committed to the discovery, development and commercialization of novel biologics, today announced the appointment of Mr. Ivan Yifei Zhu as its Chief Commercial Officer, effective August 10, 2020. Mr. Zhu will report directly to Dr. Jingwu Zang, Founder, Honorary Chairman and Director of I-Mab. In this role, Mr. Zhu will focus on building and developing I-Mab’s commercialization infrastructure and strategies, and preparing the Company for upcoming product launches.

“I-Mab is at a turning point as we rapidly advance our late-stage clinical pipeline and move toward commercialization,” said Dr. Jingwu Zang, Founder, Honorary Chairman and Director of I-Mab. “Ivan is a proven commercial leader in China with an impressive track record of building commercial teams and leading successful product launches at domestic and international pharma companies. His addition to our company will greatly accelerate our transition to I-Mab 2.0 — a fully-integrated global biopharmaceutical company.”

Mr. Zhu has more than 20 years of successful commercialization experience at global and domestic pharma and biotech companies. Prior to joining I-Mab, he served as Vice President and General Manager of the sales division of Qilu Pharmaceutical Group where he managed the company’s sales and marketing team. During his tenure at Qilu, he successfully led the launch of the first domestic biosimilar product of bevacizumab. Mr. Zhu has also served as the Chief Commercial Officer of BeiGene where he played an instrumental role in the expansion of BeiGene’s commercialization team and the implementation of its commercialization strategies.

Mr. Zhu also worked for Xi’an Janssen for more than 20 years where he held various senior management positions. During this period, he built and managed numerous business units, covering a wide range of therapeutic areas including oncology, immunotherapy, skin diseases, infectious diseases and the central nervous system.

“I am extremely impressed by I-Mab’s highly-differentiated, globally competitive product pipeline, as well as its world-class management team,” said Mr. Zhu. “I am excited to join Dr. Zang and his team in addressing significant unmet needs for patients worldwide, and contributing to the Company’s strategic transformation and future development.”

About I-Mab

I-Mab (Nasdaq: IMAB) is a dynamic, global biotech company exclusively focused on developing biologics of novel or highly differentiated in the therapeutic areas of immuno-oncology and autoimmune diseases. The Company’s mission is to bring transformational medicines to patients through innovation. I-Mab’s innovative pipeline of more than 10 clinical and pre-clinical stage drug candidates is driven by the Company’s Fast-to-PoC (Proof-of-Concept) and Fast-to-Market development strategies through internal R&D and global partnerships. The Company is on track to become a fully integrated end-to-end global biopharmaceutical company with cutting-edge discovery platforms, proven preclinical and clinical development expertise, and world-class GMP manufacturing capabilities. I-Mab has offices in Beijing, Shanghai, Hong Kong and Maryland, United States. For more information, please visit http://ir.i-mabbiopharma.com

Forward Looking Statements

This press release includes certain disclosures which contain “forward-looking statements.” You can identify forward-looking statements because they contain words such as “anticipate” and “expected.” Forward-looking statements are based on I-Mab’s current expectations and assumptions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements, which are neither statements of historical fact nor guarantees or assurances of future performance. Important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in filings with the U.S. Securities and Exchange Commission. I-Mab undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

For more information, please contact:

I-Mab

Jielun Zhu, CFO

E-mail: jielun.zhu@i-mabbiopharma.com

Office line: +86 21 6057 8000

Gigi Feng, Vice President and Global Head of Corporate Communications

Email: gigi.feng@i-mabbiopharma.com

Office line: +86 21 6057 8000

Investor Inquiries:

Burns McClellan, Inc. (Americas and Europe)

Steve Klass

E-mail: sklass@burnsmc.com

Office line: +1 212 213 0006

The Piacente Group, Inc. (Asia)

Emilie Wu

E-mail: emilie@thepiacentegroup.com

Office line: +86 21 6039 8363